Exhibit 99.1

Itaú Chile Announces Second Quarter 2023 Management Discussion & Analysis Report

Santiago, Chile, July 28, 2023. ITAÚ CHILE (NYSEE ITCL; SSE: ITAUCL) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended Jun 30, 2023. For the full MD&A Report, please refer to the following link:

https://s2.q4cdn.com/476556808/files/doc_financials/2023/q2/0684v00000haz6u.pdf

On Wednesday, Aug 2, 2023, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Chile Chief Executive Officer; Rodrigo Couto, Itaú Chile Chief Financial Officer and Matias Valenzuela, Head of Corporate Strategy & Financial Planning.

Conference Call Details:

Online registration: https://conferencingportals.com/event/LcAnNmZD

Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199

Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call.

Telephone and Virtual Q&A session:

Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally.

Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://events.q4inc.com/attendee/516394128

Webcast will be available on-demand via the same address as the live event afterwards.

Investor Relations – Itaú Chile

+56 (2) 2660-1751 / IR@itau.cl

ir.itau.cl	/Itaú Chile	facebook.com/itauchile	@itauchile